

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Jay Backstrom
Chief Executive Officer
Scholar Rock Holding Corp
301 Binney Street
Cambridge, MA 02142

>   **Re: Scholar Rock Holding Corp**
>   **Registration Statement on Form S-3**
>   **Filed November 14, 2022**
>   **File No. 333-268329**

Dear Jay Backstrom:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jesse R. Fishman